SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 8, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

CPR TO APPEAL ARBUTUS LAND COURT DECISION —
AGREES WITH JUDGE’S VIEW THAT DISPUTE NEEDS TO END

For Immediate Release	April 7, 2004

Vancouver, BC — Canadian Pacific Railway said today that it plans to ask the Supreme Court of Canada to hear an appeal of today’s B.C. Court of Appeal decision upholding a Vancouver city bylaw that designated CPR’s privately owned Arbutus lands for public use. The Court held that the City had the power to enact the bylaw, with Madam Justice Southin then commenting about the situation itself.

“We fully agree with Madam Justice Southin’s view that it is time for the current situation to come to an end,” said CPR Vice President of Communications and Public Affairs, Paul Clark. “The bylaw the City passed created a dangerous precedent for all private property owners and potential property owners and sent a negative message about investment in British Columbia.”

The decision resulted from the City’s appeal of an October 2002 ruling by the B.C. Supreme Court that ruled the bylaw invalid because the City did not have the power to designate private land for public use without compensation, or even negotiating with the owner. The now-reinstated bylaw was originally passed in July of 2000 and designated the Arbutus land as a public thoroughfare. Trains stopped running on the line almost three years ago.

The judge also said that there should be negotiations, and that if an agreement cannot be reached, the Government of British Columbia should intervene.

Clark commented that, although CPR is appealing, the company would much prefer to work with the City on a more constructive solution to the future of the Arbutus lands. “We have been saying for five years now that we would be happy to negotiate the sale of our land for whatever use the City chooses. It has been extremely frustrating that there have been no negotiations.”

“This is not only about our Arbutus land. It is also about preserving private property rights for all residents of B.C. The approach the City has taken means that landowners and investors who want to contribute to the future prosperity of Vancouver have no certainty or security.”

As Madam Justice Southin states in her decision, “the present impasse is an absurdity unworthy of this Province which, on the way to the 2010 Olympic Games, is asserting to all and sundry that it is a marvelous place.”

For more information please call:
Paul Clark
Tel: 403-540-7669